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As confidentially submitted to the U.S. Securities and Exchange Commission on July 8, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OUTLOOK THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	38-3982704
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

111 S. Wood Avenue, Unit #100

Iselin, New Jersey 08830

(609) 619-3990

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Lawrence A. Kenyon

Chief Financial Officer

Outlook Therapeutics, Inc.

111 S. Wood Avenue, Unit #100

Iselin, New Jersey 08830

(609) 619-3990

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Yvan-Claude Pierre

Courtney M.W. Tygesson

Cooley LLP

110 N. Wacker Drive, Suite 4200

Chicago, IL 60606-1511

(312) 881-6500

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Outlook Therapeutics, Inc.

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The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 8, 2026

PROSPECTUS

17,258,065 shares of Common Stock

This prospectus covers the offer and resale from time to time by the selling stockholders of up to an aggregate of 17,258,065 shares of our common stock, issued by us in connection with a securities offering that closed on April 23, 2026, consisting of (i) 16,129,033 shares of common stock issuable upon the exercise of outstanding warrants, or the Common Warrants, issued to certain of the selling stockholders in a private placement and (ii) 1,129,032 shares of common stock issuable upon the exercise of outstanding placement agent warrants, or the Placement Agent Warrants and, together with the Common Warrants, the Warrants, issued to the placement agent for the offering.

We are filing this Registration Statement on Form S-3, of which this prospectus forms a part, to fulfill our contractual obligations with the selling stockholders to provide for the resale by the selling stockholders of the shares of our common stock described in this prospectus. The registration of the shares to which this prospectus relates does not require the selling stockholders to sell any of their shares.

We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale by the selling stockholders of such shares. We will, however, receive the net proceeds of any Warrants exercised for cash.

The selling stockholders may offer and sell or otherwise dispose of the shares of our common stock described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling stockholders will bear all underwriting fees, commissions and discounts, if any, attributable to the sales of shares and any transfer taxes. We will bear all other costs, expenses and fees in connection with the registration of the shares. See “Plan of Distribution” for more information about how the selling stockholders may sell or dispose of their shares of our common stock.

Our common stock is listed on The Nasdaq Capital Market under the symbol “OTLK.” On July 7, 2026, the last reported sale price of our common stock was $1.46 per share.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under “Risk Factors” on page 6 of this prospectus and under similar headings in any amendment or supplement to this prospectus or in any filing with the Securities and Exchange Commission that is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2026

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Table of Contents

i

Confidential Treatment Requested by Outlook Therapeutics, Inc.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this registration statement, the selling stockholders may from time to time sell the shares of common stock described in this prospectus in one or more offerings of the common stock described under “Plan of Distribution.”

We have not, and the selling stockholders have not, authorized anyone to provide you with information other than the information that we have provided or incorporated by reference in this prospectus and your reliance on any unauthorized information or representation is at your own risk. This prospectus may be used only in jurisdictions where offers and sales of these securities are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, or any sale of our common stock. Our business, financial condition and results of operations may have changed since those dates.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference herein, contains, and any applicable prospectus supplement including the documents we incorporate by reference therein may contain, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to our future events, including our anticipated operations, research, development, manufacturing and commercialization activities, clinical trials, operating results and financial condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements about:

•	our ability to obtain and maintain regulatory approval for ONS-5010/LYTENAVA in the United States and other markets;

•	our ability to remedy the deficiencies identified in the most recent complete response letter issued by the FDA;

•	our ability to successfully commercialize and generate revenues from the sale of LYTENAVA™ (bevacizumab gamma) in the United Kingdom and European Union;

•	the rate and degree of market acceptance of our current and future product candidates, including our commercialization strategy and manufacturing capabilities for ONS-5010/LYTENAVA;

•	our ability to fund our working capital requirements, the sufficiency of our current cash resources and our need for additional funding;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved, for commercial use;

•	whether the results of our clinical trials will be sufficient to support domestic or global regulatory approvals;

•	the initiation, timing, progress and results of our clinical trials of our lead product candidate, ONS-5010/LYTENAVA;

•	our reliance on our contract manufacturing organizations and other vendors;

•	the implementation of our business model and strategic plans for our business and product candidates;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	our ability to maintain and establish collaborations or obtain additional funding;

•	our expectations regarding government and third-party payor coverage and reimbursement;

•	our ability to compete in the markets we serve; and

•	the factors that may impact our financial results.

In some cases, you can identify forward-looking statements by use of future dates or by terms such as: “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “seeks,” “should,” “will” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” on page 6 of this prospectus and under the section titled “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2025, filed with the SEC on December 19, 2025, as updated by our subsequent filings, which are incorporated by reference into this prospectus. These risks are not exhaustive. Additional factors could harm our business and financial performance, such as risks associated with the uncertainty of market conditions and future impacts related to macroeconomic factors, including as a result of global geopolitical conflict, tariffs and trade tensions, fluctuations in interest rates and inflation, and potential future bank failures on the global business environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

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Forward-looking statements represent our estimates and assumptions only as of the date of the document containing the applicable statement. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. You should carefully read this prospectus, and any applicable prospectus supplement, together with the documents we have filed with the SEC that are incorporated by reference herein or therein, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in the foregoing documents by these cautionary statements.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information you should consider before investing in our securities. You should read this entire prospectus carefully, especially the risks of investing in our securities discussed under “Risk Factors” beginning on page 6 of this prospectus and under similar headings in our Annual Report on Form 10-K for the fiscal year ended September 30, 2025, filed with the SEC on December 19, 2025, as updated by our subsequent filings, which are incorporated by reference in this prospectus, along with our consolidated financial statements and notes to those consolidated financial statements and the other information incorporated by reference in this prospectus, before making an investment decision.

Unless the context indicates otherwise, references in this prospectus to “Outlook,” “Outlook Therapeutics,” the “Company,” “we,” “us,” “our” and similar references refer to Outlook Therapeutics, Inc., a Delaware corporation, and its subsidiaries on a consolidated basis.

Company Overview

We are a biopharmaceutical company that has developed LYTENAVATM (bevacizumab gamma) as the first and only ophthalmic formulation of bevacizumab approved by the European Commission in the European Union, or EU, and the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom, or UK, for use in adults for the treatment of wet age-related macular degeneration, or wet AMD. In June 2025, we launched directly into the initial markets of Germany and the UK and are planning for launches in other EU countries either directly or with a licensing partner. Additionally, we are attempting to receive approval for ONS-5010/LYTENAVA by the U.S. Food and Drug Administration, or FDA, for the use of ONS-5010/LYTENAVA as a treatment for wet AMD in the United States. If approved in the U.S., our goal is to also launch directly in the United States as the first and only approved ophthalmic bevacizumab for the treatment of wet AMD. In addition to Europe and the United States, we may seek approval to launch the product in other markets outside of Europe and the U.S. either directly or with licensing partners.

Bevacizumab is a full-length, humanized anti-VEGF (Vascular Endothelial Growth Factor) recombinant monoclonal antibody, or mAb, that inhibits VEGF and associated angiogenic activity. Prior to the approval of ONS-5010/LYTENAVA in the EU and UK, bevacizumab had only been approved for use in the treatment of various forms of cancer and had not been optimized for use in the treatment of retina diseases. Because there previously were no approved bevacizumab products for the treatment of retinal diseases in the United States and other major markets, we submitted standard biologic therapeutic applications and are not using the biosimilar drug regulatory pathway that would be required if bevacizumab were an approved drug for the targeted disease. Off-label repackaged bevacizumab is a frequently used first-line anti-VEGF treatment in Europe (approximately 2.8 million injections annually) and the United States (approximately 2.7 million injections annually) based on data compiled from various sources (Citeline (2023), Global Data (2023) and Market Scope (2022); ASRS 2024 Membership Survey; Market Scope 2024 US Retina Quarterly Updates; GlobalData: Age-Related Macular Degeneration: Global Drug Forecast and Market Analysis to 2028 (April 2020)). We believe ONS-5010/LYTENAVA has potential to mitigate risks associated with off-label use of unapproved bevacizumab. We believe there is significant opportunity in Europe with a total anti-VEGF retina market estimated to be approximately $3.6 billion, including approximately 1.52 million treated patients and approximately 8.3 million total anti-VEGF units (Global Data (2023); Market Scope (2022); IQVIA MIDAS data Q3 2023; Graefe's Archive for Clinical and Experimental Ophthalmology (2020) 258:503–511). We similarly see significant opportunity in the United States, with an estimated $8.5 billion total anti-VEGF retina market, where 55% of physician state off-label repackaged bevacizumab is the preferred first-line product. It is estimated that 34% of the total anti-VEGF market is off-label bevacizumab (new and maintenance therapy) (Citeline (2023); Global Data (2023); Market Scope (2022); ASRS 2024 Membership Survey; Market Scope 2024 US Retina Quarterly Updates; GlobalData: Age-Related Macular Degeneration: Global Drug Forecast and Market Analysis to 2028 (April 2020)). We estimate the global market for anti-VEGF retina to be approximately $16 billion (Citeline (2023), Global Data (2023) and Market Scope (2022)).

In May 2024, the European Commission granted the Marketing Authorization for ONS-5010/LYTENAVA for the treatment of wet AMD in the EU. The decision applied automatically in all 27 EU Member States, and, within 30 days, also to Iceland, Norway and Liechtenstein. In July 2024, the MHRA granted marketing authorization for ONS-5010/LYTENAVA for the treatment of wet AMD in the UK under the new International Recognition Procedure, or IRP, which allows the MHRA to rely on an authorization received for the same product from one of MHRA’s specified Reference Regulators, or RRs, when considering an application for marketing authorization in the UK. ONS-5010/LYTENAVA is the first and only authorized ophthalmic formulation of bevacizumab for use in treating wet AMD in the EU and UK.

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Separately, in March 2022, we submitted a BLA to the FDA for ONS-5010/LYTENAVA for the treatment of wet AMD. In May 2022, we voluntarily withdrew our BLA to provide additional information requested by the FDA. We re-submitted the BLA to the FDA for ONS-5010/LYTENAVA in August 2022, and in October 2022, we received confirmation from the FDA that our BLA had been accepted for filing. In August 2023, we received a Complete Response Letter, or CRL, in which the FDA concluded it could not approve the BLA during this review cycle due to several chemical, manufacturing and control, or CMC, issues, open observations from pre-approval manufacturing inspections, and a lack of substantial evidence. At subsequent Type A meetings with the FDA, we learned that the FDA required the completion of an additional adequate and well-controlled clinical trial evaluating ONS-5010/LYTENAVA, as well as additional requested CMC data indicated in the CRL to approve ONS-5010/LYTENAVA for use in wet AMD.

We agreed to conduct an additional adequate and well-controlled clinical trial following discussions with the FDA in support of our BLA for ONS-5010/LYTENAVA. In December 2023, we submitted a Special Protocol Assessment, or SPA, to the FDA for this study (NORSE EIGHT) seeking confirmation that, if successful, it would address the FDA’s requirement for a second adequate and well-controlled clinical trial to support our planned resubmission of the ONS-5010/LYTENAVA BLA. In January 2024, we received confirmation that the FDA had reviewed and agreed upon the NORSE EIGHT trial protocol pursuant to the SPA. In November 2024, we reported that ONS-5010/LYTENAVA did not meet the pre-specified non-inferiority endpoint at week 8 set forth in the SPA. Analysis of the complete week 12 data set for NORSE EIGHT provided additional evidence of improvement in vision and biological activity. We resubmitted the BLA for ONS-5010/LYTENAVA in February 2025. On August 27, 2025, we received a second CRL from the FDA. This CRL included only one deficiency, for a lack of substantial evidence of effectiveness. In the CRL, the FDA advised that, because ONS-5010 did not meet the primary efficacy endpoint in NORSE EIGHT, it was recommended that confirmatory evidence of efficacy be submitted to support the application for ONS-5010. Additionally, the FDA reiterated that NORSE TWO met its primary endpoint for effectiveness. Following a September 2025 Type A meeting with the FDA, we resubmitted the BLA in October 2025. On December 31, 2025, we reported that we had received a third CRL in which the FDA noted that the additional mechanistic and natural history data information provided in the BLA resubmission does not alter the previous review conclusion that while the one adequate and well-controlled study demonstrated efficacy, and the FDA has again recommended that confirmatory evidence of efficacy be submitted to support the application. However, the FDA did not indicate in the CRL what type of confirmatory evidence would be acceptable. In March 2026, we conducted a Type A meeting with the FDA. In April 2026, we completed a Formal Dispute Resolution, or FDR, meeting with the Office of New Drugs, or the OND, at the FDA as part of our ongoing efforts to seek alignment with the FDA regarding regulatory pathways for ONS-5010. In May 2026, we announced that the FDA granted the appeal following completion of the FDR process with the OND. The FDA concluded that substantial evidence of effectiveness has been established for LYTENAVA™ for the treatment of neovascular age-related macular degeneration. As a result, in June 2026, we resubmitted the ONS-5010/LYTENAVA™ (bevacizumab-vikg) BLA. If approved, we expect to receive 12 years of regulatory exclusivity in the United States.

The Offering

On April 22, 2026, we entered into a securities purchase agreement, or the Purchase Agreement, with certain institutional investors, or the Investors, pursuant to which we agreed to issue and sell (i) in a registered direct offering priced at-the-market under the rules of The Nasdaq Stock Market, or the Registered Direct Offering, an aggregate of 16,129,033 shares of our common stock, or the Shares, pursuant to an effective shelf registration statement on Form S-3 (No. 333-278340) and a related prospectus and prospectus supplement thereunder, and (ii) in a concurrent private placement, or the Private Placement, and together with the Registered Direct Offering, the Offering, Common Warrants to purchase 16,129,033 shares of common stock. The combined purchase price of each Share and accompanying Common Warrant was $0.31. The Offering closed on April 23, 2026. At closing, we received net proceeds of $4.2 million, after deducting placement agent fees and offering expenses. We intend to use the net proceeds from the Offering primarily for working capital and general corporate purposes.

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The Common Warrants have a per share exercise price of $0.31 and became exercisable following satisfaction of the relevant conditions to exercise on            , 2026. The Common Warrants expire on the fifth anniversary of the later of (i)            , 2026, and (ii) the date on which this registration statement becomes effective.

The exercise price and the number of shares issuable upon exercise of the Common Warrants, or the Common Warrant Shares, are subject to customary adjustments in the event of stock dividends, stock splits, pro rata distributions or similar events in respect of the common stock. Subject to limited exceptions, a holder (together with its affiliates) of the Common Warrants will not be entitled to exercise any portion of any Common Warrant, which upon giving effect to such exercise would cause the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, upon election of the holder, 9.99%) of the number of shares of the common stock outstanding immediately after giving effect to the exercise, subject to such holder’s rights under the Common Warrants to increase or decrease such percentage to another percentage not in excess of 9.99% upon notice from such holder to the Company (at least 61 days’ prior notice in the case of an increase).

H.C. Wainwright & Co., LLC, or Wainwright or the Placement Agent, acted as our exclusive placement agent in connection with the Offering pursuant to an engagement letter, or the Engagement Letter, dated as of March 11, 2026, as amended on April 21, 2026, by and between the Company and the Placement Agent. Pursuant to the Engagement Letter, the Company agreed to issue to the Placement Agent (or its designees) Placement Agent Warrants to purchase up to 1,129,032 shares of common stock (equal to 7.0% of the aggregate number of Shares). The Placement Agent Warrants have an exercise price of $0.3875 per share (which is 125% of the offering price per Share and accompanying Common Warrant in the Offering). The Placement Agent Warrants will expire on April 22, 2031 and otherwise have substantially the same terms as the Common Warrants. In this prospectus, we refer to the Common Warrants together with the Placement Agent Warrants as the Warrants, the shares of common stock issuable upon exercise of the Placement Agent Warrants as the Placement Agent Warrant Shares and, the Placement Agent Warrant Shares together with the Common Warrant Shares as the Warrant Shares.

In connection with the Offering, we agreed to file a registration statement on Form S-3 providing for the resale of the Warrant Shares, or the Resale Registration Statement, as soon as practicable (and in any event within five calendar days of the effective date of a charter amendment to increase the authorized shares of the Company). We are required to use commercially reasonable efforts to keep the Resale Registration Statement effective at all times until the earlier of (i) the date on which the Warrant Shares may be resold without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the Warrant Shares have been sold pursuant to the Resale Registration Statement or Rule 144 under the Securities Act or any other rule of similar effect.

For more information regarding the Offering, see our Current Report on Form 8-K filed with the SEC on April 23, 2026 and incorporated herein by reference.

Our Intellectual Property

Our commercial success depends in part on our ability to avoid infringing the proprietary rights of third parties, our ability to obtain and maintain proprietary protection for our technologies where applicable and to prevent others from infringing our proprietary rights. We seek to protect our proprietary technologies by, among other methods, evaluating relevant patents, establishing defensive positions, monitoring EU oppositions and pending intellectual property rights, preparing litigation strategies in view of the U.S. legislative framework and filing United States and international patent applications on technologies, inventions and improvements that are important to our business. As of March 31, 2026, we own three U.S. patents, and twenty-four foreign patents, which relate to formulations developed for our legacy biosimilar program ONS-3010 and ONS-5010/ONS-1045, methods of antibody purification, methods for purifying antibodies to separate isoforms, methods of use, methods of reducing high molecular weight species, and modulating afucosylated species as well as efficiently determining the amino acid sequence of antibodies. Our Patent Cooperation Treaty, or PCT, Application No. PCT/US2017/016040, was filed in 2017. A U.S. patent in this family is granted and expected to expire no earlier than 2037. Our PCT Application No. PCT/US2017/012349, was filed in 2017. Patents are granted in Australia and Japan and expected to expire no earlier than 2037. Our Application No. PCT/US2016/068847 was filed in 2016. Patents in this family are granted in Germany, United Kingdom, India, and Japan, and expected to expire no earlier than 2036. Our PCT Application No. PCT/US2016/014252 was filed in 2016. Patents in this family are granted in Germany, United Kingdom, and the U.S., and expected to expire no earlier than 2036. Our PCT Application No. PCT/US2017/016549 was filed in 2017. Patents in this family are granted in India and Japan, and expected to expire no earlier than 2037. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position.

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The term of individual patents depends upon the legal term of the patents in countries in which they are obtained. In most countries, including the United States, the patent term is generally 20 years from the earliest date of filing a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date.

Company Information

We initially incorporated in January 2010 in New Jersey as Oncobiologics, Inc., and in October 2015, we reincorporated in Delaware by merging with and into a Delaware corporation. In November 2018, we changed our name to Outlook Therapeutics, Inc. Our headquarters are located at 111 S. Wood Avenue, Unit #100, Iselin, New Jersey 08830, and our telephone number at that location is (609) 619-3990. Our website address is www.outlooktherapeutics.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into this prospectus.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in the Exchange Act. As a smaller reporting company, we are eligible to take advantage of certain exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation. We will be able to take advantage of the scaled disclosures available to smaller reporting companies for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

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THE OFFERING

Common stock offered by the selling stockholders	17,258,065 shares of our common stock, consisting of (i) 16,129,033 Common Warrant Shares and (ii) 1,129,032 Placement Agent Warrant Shares.

Plan of distribution	Each selling stockholder will determine when and how it will sell the Warrant Shares offered in this prospectus, as described in “Plan of Distribution.”

Use of proceeds	We will not receive any proceeds from the sale of the Warrant Shares covered by this prospectus. We will, however, receive the net proceeds of any Warrants exercised for cash.

Risk factors	An investment in our common stock involves a high degree of risk. See the information contained in, or incorporated by reference in, the section titled “Risk Factors” beginning on page 6 of this prospectus and under similar headings in our Annual Report on Form 10-K for the fiscal year ended September 30, 2025, filed with the SEC on December 19, 2025, as updated by our subsequent filings, which are incorporated by reference in this prospectus.

Nasdaq symbol	“OTLK”

The selling stockholders named in this prospectus may offer and sell up to 17,258,065 shares of our common stock. Our common stock is currently listed on The Nasdaq Capital Market under the symbol “OTLK.” Shares of our common stock that may be offered under this prospectus will be fully paid and non-assessable. We will not receive any of the proceeds of sales by the selling stockholders of any of the common stock covered by this prospectus. We will, however, receive the exercise price of $0.31 per share of any of the Common Warrants and the exercise price of $0.3875 per share of any of the Placement Agent Warrants exercised for cash. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders for offer and resale, we are referring to the Warrant Shares, which are the shares of common stock issuable upon exercise of the Warrants issued in connection with the Offering as described above. When we refer to the selling stockholders in this prospectus, we are referring to the selling stockholders identified in this prospectus and, as applicable, their permitted transferees or other successors-in-interest that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part.

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Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2025, filed with the SEC on December 19, 2025, as updated by our subsequent annual, quarterly and other reports and documents that are incorporated herein by reference in their entirety, as well any amendment or updates to our risk factors reflected in subsequent filings with the SEC, including any applicable prospectus supplement, before deciding whether to purchase any of the shares of common stock being registered pursuant to the registration statement of which this prospectus is a part. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities, and the occurrence of any of these risks might cause you to lose all or part of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. Please also read carefully the section above titled “Special Note Regarding Forward-Looking Statements.”

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USE OF PROCEEDS

We will not receive any of the proceeds from the sale or other disposition of the Warrant Shares sold by the selling stockholders pursuant to this prospectus. Upon any exercise of the Warrants for cash, the applicable selling stockholder would pay us the exercise price set forth in the Warrants.

Each Common Warrant has an exercise price equal to $0.31 per share, and if all 16,129,033 Common Warrants are exercised on a cash basis, we will receive proceeds of approximately $5.0 million. We expect to use any such proceeds primarily for working capital and general corporate purposes. The Common Warrants are exercisable at any time on or after            , 2026 and expire on            , 2031.

Each Placement Agent Warrant has an exercise price equal to $0.3875 per share, and if all the 1,129,032 Placement Agent Warrants are exercised on a cash basis, we will receive proceeds of approximately $0.4 million. We expect to use any such proceeds primarily for working capital and general corporate purposes. The Placement Agent Warrants are exercisable at any time on or after            2026 and expire on April 22, 2031.

The Warrants are only exercisable for cash, except where there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the Warrant Shares, in which case the Warrants may be exercised on a cashless basis. If any of the Warrants are exercised on a cashless basis, we would not receive any cash payment from the applicable selling stockholder upon any such exercise.

We will bear the out-of-pocket costs, expenses and fees incurred in connection with the registration of Warrant Shares to be sold by the selling stockholders pursuant to this prospectus. Other than registration expenses, the selling stockholders will bear their own broker or similar commissions payable with respect to sales of the Warrant Shares.

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SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those (i) issuable to certain of the selling stockholders upon exercise of the Common Warrants issued in the Offering and (ii) issuable to certain of the selling stockholders upon exercise of the Placement Agent Warrants issued in connection with the Offering. For additional information regarding the issuance of the Warrants, see the section “Prospectus Summary—The Offering” above. We are registering the resale of the Warrant Shares in order to permit the selling stockholders to offer such shares for resale from time to time. Except for the ownership of the Warrants and the relationships with selling stockholders described under “Certain Relationships with Selling Stockholders,” we have not had any material relationship with the selling stockholders within the past three years. No selling stockholder currently holds, nor has any selling stockholder held within the past three years, any position or office with us or any of our predecessors or affiliates.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to our common stock. Generally, a person “beneficially owns” shares of our common stock if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. This information has been obtained from the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of Warrants, as of June 22, 2026, assuming exercise of the Warrants held by the selling stockholders on that date, without regard to any limitations on exercise, unless otherwise indicated. The Warrants are exercisable only for cash, except in limited circumstances. The percentage of shares owned prior to and after the offering in the third and sixth columns are based on 186,996,998 shares of common stock outstanding as of June 22, 2026. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

In accordance with the terms of the Purchase Agreement, this prospectus generally covers the resale of the maximum number of shares of common stock issuable upon exercise of the Warrants. This maximum amount is determined as if the outstanding Warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, subject to adjustment as provided in the Purchase Agreement and without regard to any limitations on the exercise of the warrants. Under the terms of the Warrants, a selling stockholder may not exercise the Warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% or 9.99%, as applicable to each holder, of the number of shares of our common stock outstanding following such exercise (for purposes of the denominator, immediately after giving effect to the issuance of shares of common stock to be issued upon the applicable exercise of such Warrant). The number of shares in the second and fifth columns do not reflect this limitation, unless otherwise indicated below. The selling stockholders may sell all, some or none of their shares in this offering. See the section “Plan of Distribution.”

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	Before Offering		After Offering
Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Maximum Number of Shares Offered	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Armistice Capital, LLC (1) 510 Madison Avenue, 7th Floor, New York, NY 10022	12,392,274	6.2%	9,677,420	2,714,854	1.4%
Intracoastal Capital LLC (2) 2211 A Lakeside Dr., Bannockburn, IL 60015	7,826,613	4.0%	6,451,613	1,375,000	*
Augustus Trading LLC (3) 600 Lexington Avenue, 32nd floor, New York, NY 10022	1,621,742	*	723,992	897,750	*
Noam Rubinstein (4) 430 Park Ave, 3rd Floor, New York, NY 10022	796,645	*	355,645	441,000	*
Wilson Drive Holdings LLC (5) 600 Lexington Avenue, 32nd Floor, New York, NY 10022	85,355	*	38,105	47,250	*
Charles Worthman (6) 430 Park Ave, 3rd Floor, New York, NY 10022	25,290	*	11,290	14,000	*

*	Represents beneficial ownership of less than one percent.

(1)	Consists of 12,392,274 shares of common stock held by Armistice Capital Master Fund Ltd. a Cayman Islands exempted company, or the Master Fund, of which (a) 572,000 are shares of common stock held prior to the Offering, (b) 2,142,854 are shares of common stock issuable upon exercise of warrants held prior to the Offering and (b) 9,677,420 are shares of common stock issuable upon exercise of Common Warrants issued in connection with the Offering. The securities are directly held by the Master Fund and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC, or Armistice Capital, as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The warrants held by Master Fund are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the Master Fund from exercising that portion of the warrants that would result in the the Master Fund and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(2)	Consists of 7,826,613 shares of common stock held by Intracoastal Capital LLC, or Intracoastal, of which (a) 1,375,000 are shares of common stock issuable upon exercise of warrants held prior to the Offering and (b) 6,451,613 are shares of common stock issuable upon exercise of Common Warrants issued in connection with the Offering. Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal, have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are held by Intracoastal..

(3)	Consists of 1,621,742 shares of common stock held by Augustus Trading LLC, of which (a) 897,750 are shares of common stock issuable upon exercise of warrants held prior to the Offering and (b) 723,992 are shares of common stock issuable upon exercise of Placement Agent Warrants issued in connection with the Offering. Orsium Capital LLC, the authorized agent to Augustus Trading LLC, has discretionary authority to vote and dispose of the securities held by Augustus Trading LLC and may be deemed to be the beneficial owner (as determined under Section 13(d) of the Exchange Act) of these securities. Olivier Morali, in his capacity as managing member of Orsium Capital LLC, may also be deemed to have investment discretion and voting power over the shares held by Augustus Trading LLC. Orsium Capital LLC and Mr. Morali each disclaims any beneficial ownership of these securities.

(4)	Consists of 796,645 shares of common stock held by Noam Rubinstein of which (a) 441,000 are shares of common stock issuable upon exercise of warrants held prior to the Offering and (b) 355,645 are shares of common stock issuable upon exercise of Placement Agent Warrants issued in connection with the Offering. Mr. Rubinstein is affiliated with Wainwright, a registered broker-dealer. Mr. Rubinstein has the voting and dispositive power over the securities held, acquired the securities in the ordinary course of business and, at the time the securities were acquired, Mr. Rubinstein had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

(5)	Consists of 85,355 shares of common stock held by Wilson Drive Holdings LLC, of which (a) 47,250 are shares of common stock issuable upon exercise of warrants held prior to the Offering and (b) 38,105 are shares of common stock issuable upon exercise of Placement Agent Warrants issued in connection with the Offering. Craig Schwabe is the managing member Wilson Drive Holdings LLC and has the power to vote and dispose the securities held. Neither Wilson Drive Holdings LLC nor Mr. Schwabe is a broker-dealer. Mr. Schwabe is affiliated with the following registered broker-dealers: Wainwright, Rodman & Renshaw LLC and Stockblock Securities LLC. The securities were acquired in the ordinary course of business and, at the time the securities were acquired, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

(6)	Consists of 25,290 shares of common stock held by Charles Worthman of which (a) 14,000 are shares of common stock issuable upon exercise of warrants held prior to the Offering and (b) 11,290 are shares of common stock issuable upon exercise of Placement Agent Warrants issued in connection with the Offering. Mr. Worthman has the voting and dispositive power over the securities held, acquired the securities in the ordinary course of business and, at the time the securities were acquired, Mr. Worthman had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

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Certain Relationships with Selling Stockholders

Armistice

On January 17, 2025, we entered into a warrant exercise inducement offer letter agreement, or the Inducement Letter, with Armistice Capital, LLC, or Armistice, a selling stockholder, pursuant to which Armistice agreed to exercise in a warrant inducement transaction, existing warrants to purchase 1,071,427 shares of common stock at a reduced exercise price of $2.51 per share in exchange for our agreement to issue inducement warrants to purchase 2,142,854 shares of common stock at an exercise price of $2.26 per share. We filed two registration statements on Form S-3 (File No. 333-285973 and File No. 333-285438) to register the resale of the common stock underlying the inducement warrants. On April 22, 2026, we entered into a warrant amendment with Armistice, pursuant to which we agreed to amend the inducement warrants to purchase 2,142,854 shares of common stock previously issued in January 2025 to reduce the exercise price of such warrants to $0.31 per share.

Additionally, on January 22, 2024, we entered into a securities purchase agreement with certain institutional and accredited investors named therein, including Armistice, pursuant to which we issued Armistice, in a private placement, 1,785,712 shares of common stock for a purchase price of $5,000,000. We filed a registration statement on Form S-3 (File No. 333-278209) to register the resale of the shares issued to Armistice in January 2024.

Intracoastal

On March 23, 2026, we entered into a securities purchase agreement with Intracoastal Capital LLC, a selling stockholder, pursuant to which we issued, in a best-efforts public offering, 2,000,000 shares of common stock and accompanying warrants to purchase up to 2,000,000 shares of common stock for an aggregate purchase price of $500,000. The warrants have an exercise price of $0.25 per share.

Wainwright

In connection with the Offering, Wainwright has served as our exclusive placement agent and received the compensation described in the section entitled “Prospectus Summary—The Offering.” The Placement Agent Warrants were issued to Wainwright (or its designees) in connection with the Offering. From time to time, Wainwright may provide in the future advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. Wainwright has acted as placement agent in a number of our past offerings and also serves as the sales agent under our sales agreement dated May 13, 2026, or the Sales Agreement, relating to the issuance and sale of shares of our common stock, for which it has received and may in the future receive, compensation. In accordance with the terms of the Sales Agreement, we may offer and sell shares of common stock having an aggregate offering price of up to $100,000,000 from time to time through or to Wainwright as our agent or principal.

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PLAN OF DISTRIBUTION

Each selling stockholder of the Warrant Shares and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their respective Warrant Shares covered hereby on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which shares of the Company’s common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling the Warrant Shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Warrant Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such Warrant Shares at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

A selling stockholder may also sell Warrant Shares under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by a selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from a selling stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

A selling stockholder may enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A selling stockholder and any broker-dealers or agents that are involved in selling the Warrant Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Warrant Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Warrant Shares.

We are required to pay certain fees and expenses incurred by us incident to the registration of the Warrant Shares. We have agreed to indemnify any selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

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We agreed to use commercially reasonable efforts to keep this prospectus effective at all times until the earlier of (i) the date on which the Warrant Shares may be resold without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the Warrant Shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The Warrant Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Warrant Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Warrant Shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by a selling stockholder or any other person. We will make copies of this prospectus available to a selling stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

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EXPERTS

The consolidated financial statements of Outlook Therapeutics, Inc. as of September 30, 2025 and 2024, and for each of the years in the two-year period ended September 30, 2025, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the September 30, 2025 consolidated financial statements contains an explanatory paragraph that states that the Company has incurred recurring losses and negative cash flows from operations and has an accumulated deficit, that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

LEGAL MATTERS

Certain legal matters, including the validity of the shares of common stock offered pursuant to this registration statement, will be passed upon for us by Cooley LLP, Chicago, Illinois.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the shares of common stock the selling stockholders are offering for resale under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You should rely only on information contained in this prospectus or incorporated by reference into this prospectus. We have not, and the selling stockholders have not, authorized any person to provide you with different information. We are not, and the selling stockholders are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of common stock offered by this prospectus. We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. We maintain a website at http://www.outlooktherapeutics.com. Information contained in or accessible through our website does not constitute a part of this prospectus.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information and documents listed below that we have filed with the SEC (Commission File No. 001-37759):

•	our Annual Report on Form 10-K for the fiscal year ended September 30, 2025, filed with the SEC on December 19, 2025, or the 2025 Form 10-K, including the information specifically incorporated by reference therein from our Definitive Proxy Statement on Schedule 14A filed with the SEC on January 26, 2026;

•	our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2025 and March 31, 2026 filed with the SEC on February 17, 2026 and May 15, 2026;

•	our Current Reports on Form 8-K, filed with the SEC on November 3, 2025, November 13, 2025, January 2, 2026, February 11, 2026, February 18, 2026, March 5, 2026, March 10, 2026, March 11, 2026, March 16, 2026, March 25, 2026, April 7, 2026, April 21, 2026, April 23, 2026, May 13, 2026, May 26, 2026, May 28, 2026, May 29, 2026, June 1, 2026, June 16, 2026 and June 26, 2026 to the extent the information in such reports is filed and not furnished; and

•	the description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on April 29, 2016, as amended on May 11, 2016, including any further amendments thereto or reports filed for the purposes of updating this description, including Exhibit 4.1 of the 2025 Form 10-K.

We also incorporate by reference any future filings (other than Current Reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the filing of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement and (ii) after the effectiveness of the registration statement of which this prospectus is a part but prior to the termination of all offerings of securities covered by this prospectus (Commission File No. 001-37759). Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to Outlook Therapeutics, Inc., Attention: Corporate Secretary, 111 S. Wood Avenue, Unit #100, Iselin, New Jersey 08830. Our phone number is (609) 619-3990. You may also view the documents that we file with the SEC and incorporate by reference in this prospectus on our corporate website at www.outlooktherapeutics.com. The information on our website is not incorporated by reference and is not a part of this prospectus.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following is a statement of the estimated expenses to be incurred by us in connection with the registration of the securities under this registration statement, all of which will be borne by us.

Securities and Exchange Commission Registration Fee	$	*
Legal Fees and Expenses		$75,000
Accounting Fees and Expenses		$25,000
Miscellaneous		$5,000
Total		$105,000

*            To be included by amendment.

Item 15. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware, or DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our restated certificate of incorporation provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by DGCL Law, and our amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by DGCL.

We have entered into indemnification agreements with our directors and executive officers, whereby we have agreed to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director or executive officer is or was our director, officer, employee or agent, provided that such director or executive officer acted in good faith and in a manner that the director or executive officer reasonably believed to be in, or not opposed to, our best interest. At present, there is no pending litigation or proceeding involving any of our directors or executive officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.

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Item 16. Exhibit Index.

Exhibit No.	Description

3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).

3.2	Certificate of Amendment of the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s current report on Form 8-K filed with the SEC on March 14, 2025).

3.3	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s current report on Form 8-K filed with the SEC on March 26, 2021).

4.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the registrant’s current report on Form 8-K filed with the SEC on April 23, 2026)

4.2	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed with the SEC on April 23, 2026)

4.3	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the registrant’s current report on Form 8-K filed with the SEC on April 23, 2026)

5.1*	Opinion of Cooley LLP.

23.1*	Consent of independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in legal opinion filed as Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

107*	Filing fee table.

*            To be filed by amendment.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a)(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Table” exhibit to the effective registration statement;

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(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)	The undersigned registrant undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by Outlook Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Iselin, New Jersey, on            , 2026.

OUTLOOK THERAPEUTICS, INC.

By:
Robert C. Jahr
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert C. Jahr and Lawrence A. Kenyon, his or her true and lawful agent, proxy and attorney-in-fact, each acting alone, with full power of substitution and resubstitution, for him and her and in his and her name, place and stead, in any and all capacities, to (i) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, and (iv) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Robert C. Jahr	Chief Executive Officer and Director (Principal Executive Officer)	, 2026

Lawrence A. Kenyon	Chief Financial Officer, Treasurer, Secretary and Director (Principal Financial and Accounting Officer)	, 2026

Faisal G. Sukhtian	Chairman	, 2026

Ralph H. Thurman	Director	, 2026

Gerd Auffarth	Director	, 2026

Julian Gangolli	Director	, 2026

Yezan Haddadin	Director	, 2026

Kurt J. Hilzinger	Director	, 2026

Andong Huang	Director	, 2026

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